Exhibit 2

REORGANIZATION AGREEMENT

This Reorganization Agreement (hereinafter referred to as the “Agreement”) is entered into by and between Utilicraft Aerospace Industries, Inc. (referred to herein as “UAI”), a Nevada corporation, and American Utilicraft Corporation (referred to herein as “AMUC”), a Delaware corporation, effective as of May 6, 2005. UAI and AMUC are hereinafter collectively referred to as the “Parties.”

WHEREAS, UAI was formed on December 10, 2004, as a condition of the Navajo Nation’s commitment to make a $34 million investment into the development and marketing of the FF-1080-300 aircraft by the purchase of a 25% interest in UAI. As noted in UAI’s constituent documents and in the parties’ Memorandum of Understanding, the Nation’s concerns with respect to the AMUC’s capitalization, shareholder disputes and status of its filings under the Securities Exchange Act of 1934, the Nation sought to make its investment into a new entity. Subsequently, the Nation was unable to obtain the administrative and legislative approvals for its investment. Thereafter, the Directors of AMUC (“AMUC Directors”) determined that the business of AMUC could not be carried out by AMUC due to inability to facilitate significant investment to satisfy capital requirements for bringing its products to market because of, among other things, delinquencies and deficiencies in its public filings under federal securities laws and certain pending litigation. The AMUC Directors determined to continue with the UAI initiative, and use this company as the funding vehicle for purposes of developing and marketing the FF-1080-300 aircraft, pursuant to the terms of this Agreement.

WHEREAS, the AMUC Directors and the Directors of UAI (“UAI Directors”) have recognized that UAI was incorporated to effect a reorganization (the “Reorganization”) of AMUC’s business operations and to facilitate significant investment sufficient to satisfy capital requirements for bringing certain products to market.

WHEREAS, in furtherance of the Reorganization, UAI has (1) obtained from John Dupont, assignments of patent rights for the design of the FF-1080-300 aircraft, the method patent for the Express Turn-Around (ETA) electronic freight tracking system and the Automated Flat Rate System (APRS); (2) obtained preliminary agreements to enter into contracts for the purchase of the FF-1080-300 freight feeder aircraft from Global Aircraft Group and WSI Hong Kong Ltd., on substantially the same terms and conditions as were agreed to with AMUC; (3) entered into separate employment agreements with John Dupont, Darby Boland, John Dapogny and Karen Shoemaker; (4) entered into lease agreements for facilities for use in its business operations, including a sublease from AMUC of facilities located at 554 Briscoe Blvd., Lawrenceville, Georgia 20045 (formerly used as AMUC headquarters), and a lease agreement with the City of Albuquerque for hanger and office facilities at the Double Eagle II Airport, and (5) recognized and resolved to honor deferred compensation obligations of AMUC to its officers in the amount of $2,031,511; and

WHEREAS, AMUC currently has ninety-seven million seven-hundred forty-nine thousand eight hundred eighty four (97,749,884) shares of common stock duly issued and outstanding; and

WHEREAS, in furtherance of the Reorganization, the UAI Directors have determined that it is advisable, to the advantage and welfare of, and in the best interests of UAI and its Shareholders to issue ninety-seven million seven-hundred forty-nine thousand eight hundred eighty four (97,749,884) shares of its authorized common stock, $.00001 par value, to AMUC to be distributed as a share dividend to its shareholders on a share-for-share basis to complete the planned Reorganization; and

WHEREAS, as of the date of this Agreement, AMUC currently has issued and exercisable warrants for the purchase of up to seventeen million two hundred eighty-seven thousand six hundred sixty-four (17,287,664) shares of common stock, the terms of which are summarized in the table appended hereto and incorporated herein for all purposes as Exhibit A;

WHEREAS, in furtherance of the Reorganization, the UAI Directors have determined that it is advisable, to the advantage and welfare of, and in the best interests of UA1 and its Shareholders to issue warrants to current AMUC warrant holders, exercisable for the purchase of shares of common stock of UAI on substantially the same terms as those issued and exercisable for the purchase of shares of AMUC common stock as of the date of this Agreement, except that no cashless exercise rights shall be granted upon any such issuance; and

WHEREAS, UAI and AMUC wish to resolve any and all actual and/or potential claims AMUC may have against UAI with respect to the Reorganization.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and in consideration of the amounts of securities to be delivered by UAI to AMUC pursuant to this Agreement, which amounts AMUC is not otherwise entitled to receive, the Parties agree as follows:

1.             The foregoing recitals are true, correct, and complete and constitute the basis for this Agreement and they are incorporated into this Agreement for all purposes.

2.             Upon execution of this Agreement, UAI agrees to issue to AMUC a certificate representing ninety-seven million seven-hundred forty-nine thousand eight hundred eighty four (97,749,884), non-assessable shares of UAI common stock, par value $0.0001 per share, to be distributed as a share dividend to AMUC shareholders on a share-for-share basis to complete the planned Reorganization.

3.             Upon execution of this Agreement, UAI agrees to issue warrants for the purchase of up to seventeen million two hundred eighty-seven thousand six hundred sixty-four (17,287,664) shares of the UAI Common Stock, par value $0.0001 per share, on substantially the same terms as those issued and exercisable for the purchase of shares of AMUC common stock set forth in Exhibit A, except that no cashless exercise rights shall be granted upon any such issuance, to complete the planned Reorganization.

4.             AMUC agrees that the securities issued by UAI to AMUC pursuant to this Agreement shall constitute full satisfaction of any claims, liabilities, demands or causes of action, known or unknown and AMUC hereby releases and forever discharges UAI and each of its past and present directors, managers, officers, shareholders, agents, consultants, advisers, employees, attorneys, predecessors, successors and assigns, and each of them separately and collectively from any and all claims, liens, demands, causes of action, obligations, damages and liabilities of any nature whatsoever, known or unknown, that AMUC ever had, now has or may hereafter claim to have against UAI with respect to the Reorganization.

5.             AMUC, for itself and on behalf of its predecessors, successors and assigns, agrees to fully and completely indemnify and hold harmless, UAI, and each of its past and present directors, managers, officers, shareholders, agents, consultants, advisers, employees, attorneys, predecessors, successors and assigns, and each of them separately and collectively from any and all claims arising out of or as a result of the Reorganization, or from any further claims, demands and causes of action, of any nature, claiming by, through or under AMUC.

6.             This Agreement states the entire agreement of the Parties with respect to the matters discussed and supersedes all prior, contemporaneous, oral or written understandings, agreements, statements or promises. AMUC agrees that it has not relied on any other representation or statement, written or oral, concerning this Agreement.

7.             This Agreement may not be amended or modified in any respect except by a written instrument duly executed by all of the Parties to this Agreement.

8.             This Agreement has been and shall be construed to have been drafted by all the Parties to it so that the legal rule of construing ambiguities against the drafter shall have no force or effect.

9.             It is further understood and agreed that this Agreement shall be construed and enforced in accordance with the laws of the State of Nevada.

10.           If any provision of this Agreement is or may be held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless survive and continue in full force and effect without being impaired or invalidated in any way.

IN WITNESS WHEREOF, the Parties have executed this Agreement effective as of the date above written.

Utilicraft Aerospace Industries Inc.

By:	/s/ John J. Dupont
John J. Dupont
President

American Utilicraft Corporation

By:	/s/ R. Darby Boland
R. Darby Boland
President